SECUI 05037829 1ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2111 Palomar Airport Road Suite 130
(No. and Street)

Carlsbad, CA 92009
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Naslund (760) 603-7707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego,	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Naslund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARISSA C. O'DONNELL
Comm. # 1465761
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Jan. 27, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAVELAND SECURITIES, LLC

TABLE OF CONTENTS

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Member of
Waveland Securities, LLC
Carlsbad, CA

We have audited the accompanying statements of financial condition of Waveland Securities, LLC (the "Company"), (a California limited liability corporation) as of December 31, 2004 and 2003, and the related statements of operations, change in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waveland Securities, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
January 19, 2005

PKF
PKF
Certified Public Accountants
A Professional Corporation

WAVELAND SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 67,961	$ 92,819
Commission receivable	136,500	–
Accounts receivable	10,108	–
Prepaid expense	2,604	3,356
Due from parent	1,344,000	310,000
Total current assets	1,561,173	406,175
Deposit with clearing broker	28,500	28,500
Total assets	$ 1,589,673	$ 434,675

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
Commission Payable	$ 125,816	$ –
Total current liabilities	125,816	–
MEMBER'S EQUITY		
Member's equity	1,463,857	434,675
Total liabilities and member's equity	$ 1,589,673	$ 434,675

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Fee revenue	$ 2,590,598	$ 1,532,557
Other revenue	54,529	4,280
Total revenue	2,645,127	1,536,837
Costs and expenses:		
Commission expense	1,534,225	1,096,340
General and administrative	76,967	30,484
Total costs and expenses	1,611,192	1,126,824
Other income	447	37
Income before provision for income taxes	1,034,382	410,050
Provision for income taxes	5,200	3,300
Net income	$ 1,029,182	$ 406,750

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2004 and 2003

Balance at December 31, 2002	$ 26,670
Conversion of due to parent to capital	1,255
Net income	406,750
Balance at December 31, 2003	434,675
Net income	1,029,182
Balance at December 31, 2004	$ 1,463,857

The accompanying notes are an integral part of the financial statements

WAVELAND SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,029,182	$	406,750
Adjustments to reconcile net income to net cash provided by operating activities:				
Changes in certain assets and liabilities:				
Commission receivable		(136,500)		–
Accounts receivable		(1,044,108)		(310,000)
Other assets		752		(19,407)
Commission payable		125,816		–
Net cash (used) provided by operating activities		(24,858)		77,343
Net (decrease) increase in cash		(24,858)		77,343
Cash at the beginning of the year		92,819		15,476
Cash at the end of the year	$	67,961	$	92,819
Cash paid during the year for:				
Taxes	$	5,200	$	3,300
Interest	$	–	$	–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 2003 a payable of $1,255 to Waveland Capital (parent) was converted to capital.

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Waveland Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed the name to Waveland Securities, LLC. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the medical device or oil and gas industry and the structuring of joint ventures, are recorded as they are earned.

The Company's financial instruments consist primarily of cash, accounts receivable, prepaid expenses and deposits. These financial instruments are stated at their respective carrying values, which approximate their fair values.

NOTE 3 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC) in the state of California. Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The State of California imposes a gross receipts tax on limited liability companies operating in California. For 2004, this tax amounted to $5,200.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Waveland Capital, a holding company. For the years ended December 31, 2004 and 2003, Waveland Capital charged Waveland Securities, LLC $0, for expenses incurred by Waveland Securities, LLC but paid by Waveland Capital. In addition, the Company paid Waveland Capital management fees of $0 for the years ended December 31, 2004 and 2003.

NOTE 5 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $8,388, and shall not permit its aggregate indebtedness to all other persons to exceed 1500% of its net capital. As of December 31, 2004 and 2003 the Company had net capital of $59,645 and $92,820, respectively. This was $51,257 in excess of its required net capital for 2004 and $87,820 in excess for 2003. The Company's ratio of aggregate indebtness to net capital was 211% and 0% as of December 31, 2004 and 2003, repectively.

SUPPLEMENTARY INFORMATION

WAVELAND SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

	2004	2003
Total assets	$ 1,589,673	$ 434,675
Total liabilities	125,816	–
Member's capital	1,463,857	434,675
Less non-allowable assets:		
Accounts receivable	29,108	–
Due from parent	1,344,000	310,000
Deposits	28,500	28,500
Prepaid expenses	2,604	3,355
Net capital	$ 59,645	$ 92,820

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2004	2003
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 8,388	$ 5,000
Net capital in excess of amount required	$ 51,257	$ 87,820
Aggregate indebtedness	$ 125,816	$ –
Ratio of aggregate indebtedness to net capital	211%	0%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)

	2004	2003
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 59,645	$ 92,820
Adjustments, net	–	–
Net capital, as adjusted	$ 59,645	$ 92,820

WAVELAND SECURITIES, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

WAVELAND SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member of
Waveland Securities, LLC
Carlsbad, CA

In planning and performing our audits of the financial statements of Waveland Securities, LLC as of and for the years ended December 31, 2004 and 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2004 and 2003, and this report does not affect our report thereon dated January 19, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
January 19, 2005

PKF
Certified Public Accountants
A Professional Corporation